UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number 001-38294

TORM plc

4th Floor, 120 Cannon Street, London, EC4N 6AS, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of TORM plc (the “Company”), dated October 8, 2026, announcing that OCM Njord Holdings S.à r.l. no longer holds any shares and voting rights in the Company as of October 6, 2026.

Attached to this Report on Form 6-K as Exhibit 99.2 is a copy of the press release of the Company, dated October 9, 2026, announcing that, following Oaktree Capital Management and its affiliates no longer holding an ownership interest in the Company, Christopher Boehringer has stepped down from the Company’s Board of Directors with immediate effect.

The information contained in this Report on Form 6-K, excluding the commentary of Christopher Boehringer and Simon Mackenzie Smith contained in Exhibit 99.1, is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-283943) that was filed with the U.S. Securities and Exchange Commission effective December 19, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TORM PLC

Dated: October 9, 2026

	By:	/s/ Jacob Meldgaard
Jacob Meldgaard
Executive Director and Principal Executive Officer